Exhibit 99.3

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canadian National Railway Company:

We consent to the incorporation by reference in the Registration Statements (No. 333-5258, No. 333-131856, No. 333-197799, No. 333-7520 and No. 333-204974) on Form S-8 and in the Registration Statement (No. 333-236376) on Form F-10 of Canadian National Railway Company (the "Company") of our reports dated February 1, 2022, with respect to the consolidated financial statements of the Company which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2021, which reports appear in the December 31, 2021 annual report on Form 40-F of the Company, and further consent to the use of such reports in such annual report on Form 40-F.

Montréal, Canada

February 1, 2022